NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
4-18-08





08052338

Received SEC
JUN 27 2008
Washington, DC 20549

June 27, 2008

David B. Harms
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/27/2008

Re: CA, Inc.
Incoming letter dated April 18, 2008

Dear Mr. Harms:

This is in response to your letters dated April 18, 2008 and June 3, 2008 concerning the shareholder proposal submitted to CA by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated May 21, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Brian V. Breheny
Deputy Director

PROCESSED
JUL 14 2008
THOMSON REUTERS

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036-5687

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

April 18, 2008

Securities and Exchange Commission,
Office of Chief Counsel,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, DC 20549.

Re: CA, Inc. – Request Under Rule 14a-8 to Exclude Stockholder Proposal

Ladies and Gentlemen:

CA, Inc., a Delaware corporation ("CA" or the "Company"), proposes to exclude a stockholder proposal (the "Proposal") from the proxy statement for its upcoming annual meeting of stockholders, to be held on September 9, 2008. The Proposal was submitted by AFSCME Employees Pension Plan ("AFSCME"). For the reasons set forth below, CA believes the Proposal may be excluded under Sections (i)(8), (i)(1), (i)(2) and (i)(3) of Rule 14a-8 because it relates to an election of directors, conflicts with Delaware law and is inconsistent with the Commission's proxy rules. On behalf of CA, I ask the Staff to please confirm that it will not recommend any enforcement action to the Commission if CA excludes the Proposal from its proxy statement and proxy card for the 2008 annual meeting.

CA currently plans to file its definitive proxy statement for the 2008 annual meeting on or about July 17, 2008, which is more than 80 days after the date I am submitting this letter to the Staff. I have filed six paper copies of this letter, including the Proposal and the supporting opinion of counsel described in part two below, with the Staff and have sent copies of these materials to AFSCME.

The Proposal

If adopted, the Proposal would require CA to amend its by-laws to include a provision that would require the Company to reimburse any stockholder who wages a "short-slate" proxy contest for related expenses if the contest is at least partially successful. Specifically, the proposed by-law would require that any stockholder or group of stockholders be reimbursed by the Company for reasonable expenses incurred in nominating one or more candidates in a contested election of directors at any time in the future, as long as fewer than 50% of the directors to be elected are contested and at least one of the stockholder nominees is elected.[1] Reimbursable expenses would include all those reasonably incurred in connection with the contest, including those relating to printing, mailing, legal services, solicitation, travel, advertising and public relations, up to the amount expended by the Company in connection with the contest.

In its supporting statement, AFSCME notes that the Proposal focuses on successful "short-slate" contests – those involving a competing slate of candidates that, if elected, would not comprise a majority of the board – with success defined as the election of at least one candidate. A successful "long-slate" contest would result in a change of control and the new board would have the authority to approve reimbursement for contest expenses if it decided to do so. Thus, as a practical matter, there is no need for a mandatory reimbursement by-law in those situations, according to AFSCME. Rather, the Proposal seeks to mandate reimbursement when contest proponents do not gain control of the board, so that they can by-pass the board and obtain reimbursement without board approval.

A copy of the Proposal and AFSCME's supporting statement is attached as Annex A.

It is important to note that the Proposal is not precatory. It does not merely recommend that the CA board provide for reimbursement in short-slate contests. Rather, the Proposal would amend the CA by-laws to require that the reimbursement be provided in all future contests meeting the proposed criteria. The board of directors would have no discretion to review any reimbursement request covered by the Proposal, regardless of the circumstances, nor would the board have the ability to consider the merits of adopting a mandatory reimbursement rule as a matter of corporate policy. If the Proposal is adopted, such a rule will become binding on CA.

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1 The Proposal also requires that the election may not be subject to cumulative voting. CA's certificate of incorporation does not provide for cumulative voting.

Recent Changes to Section (i)(8) of Rule 14a-8

In 2006 and 2007, the Staff denied several requests by other companies to exclude similar proposals from their proxy statements.[2] Since that time, however, the Commission has amended Rule 14a-8 to confirm that proposals relating to the election of directors may be excluded from proxy statements. Following a 2006 federal appeals court decision that significantly narrowed the scope of the election exclusion in Section (i)(8),[3] the Commission acted to re-confirm its longstanding, much broader interpretation of the exclusion. In a release issued in December 2007,[4] the Commission stated definitively that the purpose of Section (i)(8) is to permit exclusion of any stockholder proposal that results in a contested election of directors, or that establishes a procedure that would make a contested election more likely in the future. In addition to confirming this broad interpretation of Section (i)(8), the Commission also amended the text of the election exclusion to make its broader scope explicit. As amended, the exclusion in Section (i)(8) now expressly covers not only proposals relating to the election of directors, but also those relating to the nomination of directors and those relating to procedures for the nomination or election of directors.

The Staff's prior decisions on similar proposals, which I cited above, were rendered before the Commission acted in December 2007 to re-affirm its broad interpretation of Section (i)(8) and to expand the scope of the text of that Section. Given the Commission's recent action, as well as the importance of that action as a statement of Commission policy on the treatment of stockholder proposals in this area, CA respectfully asks the Staff to consider its request to exclude the Proposal notwithstanding the prior decisions and, for the reasons set forth below, confirm that the Proposal may be excluded from the proxy statement for the 2008 annual meeting.

The Proposal Relates to a Procedure for the Election of Directors and May Be Excluded Under Section (i)(8)

Section (i)(8) of Rule 14a-8, as recently amended, permits a company to exclude a stockholder proposal from its proxy statement if the proposal "relates to a nomination or an election for membership on the company's board of directors ... or a procedure for such nomination or election." In 1976, when Rule 14a-8 was adopted, the

2 Letters to Apache Corporation (February 8, 2007), Citigroup Inc. (March 2, 2006), The Bank of New York Company, Inc. (February 28, 2006) and American Express Company (February 28, 2006).

3 AFSCME v. AIG, 462 F3d 121 (2d Cir. 2006).

4 Release No. 34-56914 (December 6, 2007).

Commission stated that the principal purpose of Section (i)(8) is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature.[5] More recently, when it amended Section (i)(8), the Commission re-affirmed this fundamental position:

> The express purpose of the election exclusion is to make clear that Rule 14a–8 is not a proper "means" to achieve election contests because "other proxy rules" are applicable to such contests. We are acting today to state clearly that the phrase "relates to an election" in the election exclusion cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well.[6]

The Commission made clear that its position is based on a concern about stockholders using a company's proxy statement to contest director elections, not only by seeking to include alternative candidates in the proxy statement but also by seeking to establish a procedure that is likely to result in a contested election in the future. Consequently, as explained in the December 2007 release, the election exclusion, as now amended, specifically applies to stockholder proposals that seek to establish any procedure "that would result in a contested election either in the year in which the proposal is submitted or in any subsequent year."[7]

The Proposal relates to such a procedure. It would establish a mechanism requiring the Company to fund any future stockholder effort to elect an alternative candidate if the proposed criteria were met. The Proposal is intended to facilitate contested elections by requiring the Company to pay the contestants' expenses to the extent provided. AFSCME makes clear in its supporting statement that the purpose of the Proposal is to create "a meaningful threat of director replacement." AFSCME states that the "unavailability of reimbursement for director election campaign expenses for so-called 'short-slates' ... contributes to the scarcity of such contests." It is quite clear, then, that the Proposal is intended to facilitate stockholder efforts to contest director elections. It would do so by creating a procedure for funding those contests when the proposed criteria are met. As such, the Proposal falls squarely within the scope of the

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5 Release No. 34-12598 (July 7, 1976).

6 Release No. 34-56914, at text following note 42.

7 Id., at text following note 47.

election exclusion as recently amended because its primary purpose is – and if adopted its principal effect would be – to make election contests more likely.

The Commission's position reflects its fundamental concern that contested elections be subject to and comply with the proxy rules governing contested elections. Those rules require stockholders who wage election contests to provide extensive disclosure about their background, including whether they have been convicted in a prior criminal proceeding, the amount they are spending and by whom the cost will be borne, their interests in the contest and any relationships or understandings they have with other parties concerning the company's securities or transactions with the company. Those rules also require extensive information about the director nominees, including their experience, their involvement in certain legal proceedings, their arrangements with others concerning the election and their dealings with the company.[8] As the Commission noted, allowing a stockholder to contest an election by including candidates in a company's proxy statement, rather than by soliciting proxies on his or her own, would enable the stockholder to avoid providing the critical disclosures required of those who solicit proxies in opposition to a company. As emphasized in the December 2007 release, the Commission is particularly concerned about stockholder proposals that make contested elections more likely because it wants to ensure that those who contest elections comply with the disclosure requirements applicable to such contests. Consequently, any stockholder proposal that makes inclusion of an alternative candidate in a company's proxy statement more likely would raise serious disclosure concerns.

One might observe that the Proposal is cleverly designed not to require inclusion of stockholder nominations in the Company's proxy statement. Rather, the Proposal purports to focus on funding the cost of short-slate proxy contests waged by stockholders – that is, on facilitating the inclusion of a stockholder nomination in proxy materials prepared by the stockholder rather than in the Company's proxy statement. In reality, however, the Proposal would force CA to choose between including any future candidate proposed by a stockholder in the Company's proxy statement, or potentially having to fund the cost of the stockholder including the candidate in its own proxy materials and conducting its own solicitation – a cost that is likely to be substantially greater than the cost of simply including the candidate in the Company's proxy statement. In reality, therefore, the Proposal would create a substantial financial incentive for CA to include – or rather, would impose a substantial financial cost on the Company if it did not include – future stockholder nominations in its proxy statement. Section (i)(8) is intended to prevent results of this kind. The election exclusion is intended to ensure that a stockholder cannot force a company to include a director nomination in its proxy statement, and neither should a stockholder be permitted to coerce, or establish a

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[8] See Rules 14a-3(a) and 14a-12(c) and Items 4(b), 5(b) and 7 of Schedule 14A.

financial incentive for, a company to do so by establishing a procedure that makes exclusion of stockholder candidates more costly.

The Proposal would create a procedure for funding the efforts of stockholders to nominate and elect directors. It is intended to make contested elections more likely, and it would make it costly for the Company *not* to include stockholder nominations for those elections in the Company's proxy statements. Thus, the Proposal could make it more likely that any future election contests will be waged through the Company's proxy statements, which is precisely what Section (i)(8) is intended to prevent.

The Proposal Is Improper Under and, If Implemented, Could Violate State Law

Section (i)(1) of Rule 14a-8 permits a company to exclude a stockholder proposal from the proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In addition, Section (i)(2) permits exclusion of a proposal that, if implemented, would cause a company to violate any state law to which it is subject. Based on the supporting opinion of Richards, Layton & Finger, P.A. special Delaware counsel to the company ("RLF"), which opinion is attached as Annex B, the Proposal, if adopted, would cause the Company to violate the Delaware General Corporation Law ("DGCL") as well as the certificate of incorporation by depriving the CA board of its statutory authority to manage the use of the Company's funds with regard to contested elections. Consequently, CA should be permitted to exclude the Proposal from the proxy statement for the 2008 annual meeting under Sections (i)(1) and (i)(2).

As RLF notes in the supporting opinion, the Delaware courts have permitted Delaware corporations to use corporate funds to pay proxy solicitation expenses of stockholders when the contest involves clear disagreements between competing slates of directors over concrete policy issues, but not when the contest involves personal disagreements or disputes that are not shared by the stockholders generally. By mandating reimbursement in all successful short-slate contests, regardless of the reasons why the contests are waged, the Proposal would disregard the distinction at law between permissible and impermissible reimbursement. While stockholders are free to nominate and vote for directors for any reason, including self-serving reasons, they are not entitled under Delaware law to use corporate funds to pay their proxy solicitation expenses if their motivation is personal or self-serving. By mandating reimbursement in all successful short-slate contests, the Proposal would compel the Company to disregard the legal distinction between contests that promote personal interests and those that promote broader corporate purposes.[9]

In addition, the Proposal would remove the board of directors from the decision whether to provide reimbursement in successful short-slate contests, making it automatic in all such cases regardless of the board's view. As a result, according to the supporting opinion, the Proposal effectively vests in the stockholders, rather than the board, the ability to manage the corporate assets in this context. This in turn conflicts with Section 141(a) of the DGCL, which mandates that the business and affairs of a Delaware corporation be managed by or under the direction of the board of directors, not by the stockholders. The opinion notes that this principle is particularly important when it comes to the expenditure of corporate funds.

RLF also notes that CA's certificate of incorporation expressly provides that "[t]he management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors," which is consistent with Section 141(a) of the DGCL. This provision evidences an intent to require that placing restrictions on the board's substantive power to manage the Company be effected through an amendment to the certificate of incorporation, which in turn requires the prior approval of the both the board and the stockholders. Thus, the apparent intent of the certificate of incorporation is to require that the board relinquish its statutorily granted power to manage the Company only with its prior consent. Because the by-law contemplated in the Proposal would be adopted solely by the stockholders, however, it would remove the board's statutory power with regard to reimbursement of election expenses without board consent. The proposing opinion concludes that, while Delaware courts will generally seek to interpret a by-law in a manner that is consistent with the certificate of incorporation, where a conflict is unavoidable – as it would appear to be here – the by-law must yield and would likely be declared void by a Delaware court.

RLF notes that the Staff has previously accepted the view that under Delaware law the stockholders cannot, by a requested amendment of the by-laws, lawfully require the board of directors to expend corporate funds. In a 1993 no-action letter, the Staff permitted a company to omit a stockholder proposal providing for expense reimbursement under Section (i)(1), based on an opinion of RLF that effecting

[9] The supporting opinion notes that management have fiduciary duties to the stockholders and, when they nominate candidates, owe stockholders a duty to apprise them of all information necessary to cast an intelligent vote. Stockholders, in contrast, are not fiduciaries and generally do not owe such a duty to each other. Consequently, stockholders are not entitled by right to use corporate funds to pay the cost of the proxy contests they choose to wage. Rather, before reimbursement may be provided for any particular contest, the board of directors must, in the exercise of their fiduciary duties, determine that reimbursement is appropriate under the relevant facts and circumstances.

such a by-law without any concurring action by the board was inconsistent with DGCL Section 141(a) unless otherwise provided in the certificate of incorporation.[10] In the present case, CA's certificate of incorporation expressly follows Section 141(a) and does not permit the stockholders unilaterally to restrict the statutory power of the board in this area.

The supporting opinion notes that, while there is no Delaware court case directly on point, there is a significant body of law supporting the conclusions summarized above. Both the case law and the foregoing conclusions are discussed in detail in the supporting opinion. In light of the opinion, there is a serious question under Delaware law as to whether the Company could lawfully implement the Proposal, at least in all cases as mandated by the Proposal, and whether the Proposal improperly divests the CA board of its lawful power to manage the Company's business and affairs in this area. Accordingly, the Company should be permitted to exclude the Proposal from the proxy statement for the 2008 annual meeting under Sections (i)(1) and (i)(2) of Rule 14a-8.

The Proposal Would Conflict with the Proxy Rules

Section (i)(3) of Rule 14a-8 permits a company to exclude a stockholder proposal from its proxy statement if the proposal is "contrary to any of the Commission's proxy rules." The Proposal, if adopted, would conflict with Rule 14a-7, which requires stockholders to bear the cost of mailing their own proxy solicitation materials. In essence, if any stockholders notify a company of their intention to solicit proxies for an election contest, the company either must provide them with a list of names and addresses to enable them to mail their solicitation materials to other stockholders on their own, or must itself mail the materials on their behalf. If the company conducts the mailing itself, the stockholder must reimburse the company for its reasonable expenses incurred in doing so.

Rule 14a-7, in other words, provides that stockholders who wish to solicit proxies must do so at their own expense, either by doing so directly or by reimbursing the company for doing so on their behalf. The Proposal, in contrast, would shift the cost of the proxy solicitation effort in a successful short-slate contest to the Company, which is the opposite of what Rule 14a-7 contemplates. If adopted, the Proposal would override the cost-allocation procedure established by Rule 14a-7 and replace it with a fundamentally contrary mechanism. Rule 14a-7 ensures that a single stockholder that wishes to wage a proxy contest must do so at his or her own expense, and not at the

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10 Letter to Pennzoil Co. (February 24, 1993). The proposed by-law at issue in that letter would have created an advisory committee of stockholders to review the board's activities and would have provided for the payment of fees and expenses to the committee members without board approval.

expense of the Company and its other stockholders. The Rule protects the interests of all stockholders, ensuring that no stockholder must bear, indirectly, the expense of any contest that is waged by any other stockholder – especially when the soliciting stockholder may be acting for reasons of his or her own that are of little interest to others. Although the Proposal will not be adopted without a majority vote of CA's stockholders entitled to vote at the upcoming annual meeting, this fact does not justify shifting the cost of future proxy contests back to the Company, contrary to the allocation provided by Rule 14a-7. The Rule serves to protect the interests of all stockholders, not just some of them or even most of them, and should not be set aside even by majority vote.

* * * * * * * * * *

In summary, the Proposal would establish a procedure that facilitates contested elections by guaranteeing reimbursement of certain solicitation expenses; it would mandate reimbursement in all successful short-slate contests, including those for which reimbursement would be impermissible under Delaware law, and would deprive the board of directors of their statutory authority to manage corporate assets in this area; and it would conflict with Rule 14a-7 by shifting the cost of a successful short-slate proxy contest from the stockholder who wages it to the Company and, indirectly, all other stockholders, whether or not they support the effort. For these reasons, the Company asks the Staff to confirm that the Company may exclude the Proposal from the proxy statement for the 2008 annual meeting, in reliance on Sections (i)(8), (i)(1), (i)(2) and (i)(3) of Rule 14a-8.

If you would like to discuss this request, please contact me by telephone, at 212-558-3882, or email, at harmsd@sullcrom.com. Thank you for your consideration.

Very truly yours,



David B. Harms

(Enclosures)

cc: Kenneth V. Handal
Executive Vice President and Corporate Secretary
CA, Inc.

Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan

Annex A

RECEIVED

MAR 1 7 2008

Kenneth V. Handal


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

March 13, 2008

VIA Overnight Mail and Telecopier (631) 342-6800
CA, Inc.
One CA Plaza
Islandia, NY 11749
Attention: Kenneth Handal, Executive Vice President, Global Risk & Compliance, and Corporate Secretary

Dear Mr. Handal:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2007 proxy statement of CA, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of stockholders (the "Annual Meeting"). The Plan is the beneficial owner of 39,753 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:jkr
Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

RESOLVED, that pursuant to section 109 of the Delaware General Corporation Law and Article IX of the bylaws of CA, Inc., stockholders of CA hereby amend the bylaws to add the following Section 14 to Article II:

"The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election.

SUPPORTING STATEMENT

In our opinion, the power of stockholders to elect directors is the most important mechanism for ensuring that corporations are managed in stockholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including Dell. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) The proposed bylaw would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not contests aimed at changing control by ousting a majority or more of the board—with success defined as the election of at least one member of the short slate.

The bylaw would also cap reimbursable expenses at the amount expended by the company on the contested election. We believe that the amount spent by a dissident stockholder or group will rarely exceed the amount spent by the company, but the cap ensures that the availability of reimbursement does not create an incentive for wasteful spending.

We urge stockholders to vote for this proposal.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

April 17, 2008

CA, Inc.
One CA Plaza
Islandia, NY 11749

Re: Bylaw Amendment Proposal Submitted By AFSCME

Ladies and Gentlemen:

We have acted as special Delaware counsel to CA, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Gerald W. McEntee on behalf of the AFSCME Employees Pension Plan (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "2008 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on March 8, 2006 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company, as amended, effective as of February 23, 2007 (the "Bylaws"); and

(iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal proposes to amend the bylaws to read as follows (the "Proposed Bylaw"):

> RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article IX of the bylaws of CA, Inc., stockholders of CA hereby amend the bylaws to add the following Section 14 to Article II:
>
> "The board of directors shall cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

DISCUSSION

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law.

There is no Delaware case that specifically addresses the validity of the Proposed Bylaw or a similar bylaw. Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in Section 109(b) of the General Corporation Law, which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del. C. § 109(b) (emphasis added). We turn, therefore, to consideration of whether the Proposed Bylaw is "inconsistent with law or with the certificate of incorporation."

I. THE PROPOSED BYLAW VIOLATES THE GENERAL CORPORATION LAW.

The Proposed Bylaw, if adopted, would cause the Company to violate Section 141(a) of the General Corporation Law (sometimes referred to hereinafter as "Section 141(a)"). Section 141(a) provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as provided in the General Corporation Law or the corporation's certificate of incorporation. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). Article SEVENTH, Section 1 of the Certificate of Incorporation provides that "the management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors." Thus, the Certificate of Incorporation does not contemplate management by the stockholders or anyone other than the Board of Directors of the Company (the "Board"). Moreover, the phrase "except as may be otherwise provided in this chapter" found in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law.[1] Thus, the Board possesses the full power and authority to manage the business and affairs

[1] While we are aware of no case directly on point, we believe that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law which expressly authorize a departure from the general rule of management by directors, and not to open-ended provisions such as Section 109(b). Moreover, we believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See Charles F. Richards, Jr. & Robert J. Stearn, Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 621 (Feb. 1999) (Messrs. Richards and Stearn are members of this firm); Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 9, 14 n. 20 (1997) ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the

of the Company.

If adopted, the Proposed Bylaw would require that the Board relinquish its power to determine what expenses should and should not be reimbursed to stockholders, instead requiring that the Board reimburse all proxy solicitation expenses that meet the criteria set forth in the Proposed Bylaw. An insurgents' reimbursement is subject to approval by the board of directors. See, Aranow & Einhorn, Proxy Contest for Corporate Control, §21.04[A] at 21-24 (3d Ed. 1998) ("The board of directors of the corporation must approve the reimbursement and their decision must be ratified by a majority of the stockholders."). A board of directors may only expend corporate funds "[w]here the controversy is concerned with a question of policy as distinguished from personnel of management." Hall v. Trans-Lux Daylight Picture Screen Corp., 171 A. 226, 227 (Del. Ch. 1934). Where there is a disagreement as to policy issues, a board may spend money to inform the stockholders of each side of the issue. Id.; See also Hibbert v. Hollywood Park, Inc., 457 A.2d 339, 345 (Del. 1983) (providing for reimbursement where the court found that the proxy contest, "though couched in terms of an election to the board, was actually one involving substantive differences about corporation policy.") With respect to elections for directors, the court in Trans-Lux stated that "[i]t is impossible in many cases of intracorporate contests over directors, to sever questions of policy from those of persons." Id. at 229. Thus, there may be instances in which corporate funds may be expended in the election context in order to inform stockholders of the policy matters in which director nominees differ. However, the decision as to when it is necessary to so inform the stockholders is a matter that is vested in the Board, which is responsible for managing the business and affairs of the Company. See Steinberg v. Adams, 90 F. Supp. 604 (S.D.N.Y. 1950) (applying Delaware law) (stockholder suit challenging payment of insurgent proxy expenses as a waste of assets.). The Proposed Bylaw, if adopted, would mandate that the Board reimburse all stockholder expenses meeting the criteria outlined in the Proposed Bylaw without consideration of the surrounding circumstances as required by applicable law.

The mandatory reimbursement scheme envisioned by the Proposal would undermine the very purpose of the legal requirement applied by the courts, i.e., that the corporation's money should be spent on proxy contests only where the expenditure of funds confers a benefit on all stockholders because corporate policy issues are involved. See Trans-

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allocation of management authority specified by Section 141(a)."). See also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Such an interpretation of Section 109(b) would harmonize Sections 109(b) and 141(a) without running afoul of Section 141(a)'s mandate that the corporation's business and affairs be managed by or under the direction of the board of directors. See Hamermesh, Corporate Democracy and Stockholder -- Adopted By-Laws: Taking Back The Street?, 73 Tul. L. Rev., 409, at 444 (suggesting that procedural/substantive distinction does not necessarily "provide a coherent analytical structure" and that "it is preferable to read section 141(a) as an absolute preclusion against by-law limits on director management authority, in the absence of explicit statutory authority for such limits outside of section 109(b)") (footnote omitted).

Lux, 171 A. at 228. Expenditure of company funds is permitted in proxy contests only because some question of corporate policy is presented through the choice among competing candidates:

> A question of policy which concerns very intimately the future of the corporate business may turn upon the particular personnel of the directors and officers. Indeed it often happens in practice as it necessarily must that questions of policy come up not as abstract propositions which are referred to the stockholders for a yes and no vote, but in the form of whether the directors who stand for the given policy shall be re-elected to office.[2]

Id. at 228.

Where courts have either upheld or declined to enjoin the use of corporate funds for proxy solicitation expenses, the record pointed to clear disagreements between competing slates of director candidates over concrete policy issues, such as whether the corporation should approve a merger with another company (see Id. at 229; Empire S. Gas. Co. v. Gray, 46 A.2d 741,745 (Del. Ch. 1946)), pursue a plan of liquidation based on the terms offered by management (see Hand v. Missouri-Kansas Pipe Line Co., 54 F. Supp. 649, 650 (D. Del. 1944)), change its existing policy on paying dividends to stockholders (see Levin v. Metro-Goldwyn-Mayer, Inc., 264 F. Supp. 793, 802 n.7) (S.D.N.Y. 1967), continue maintaining a suite of offices in a specific location (see Gray, 46 A.2d at 745) and hire full-time management and change the role of the director audit committee (see Hibbert, 457 A.2d at 340); compare Essential Enters Corp. v. Doresey Corp, 1960 WL 56156, at *2 (Del. Ch. Dec. 15, 1960) (ordering former directors to repay the corporation for proxy solicitation expenses incurred to advance the "purely personal purpose" of those directors). Under the Proposed Bylaw the Board would not be able to exercise its judgment in distinguishing which proxy contests involve substantive differences of corporate policy, and are thus deserving of reimbursement, and those which involve personal disagreements or disputes that are not shared by stockholders generally, and thus are not proper for reimbursement. Because the Proposed Bylaw would require the Board to reimburse stockholders without examining whether there are corporate policy issues in dispute, the Proposed Bylaw would violate Delaware law if adopted.

The Proposed Bylaw ignores the requirement that proxy expenses benefit the corporation by permitting stockholders to access the corporate treasury to pay their proxy solicitation expenses regardless of whether the motivation behind their solicitation is personal

[2] The quoted language recognizes that, in practice, whenever incumbent directors are nominated for re-election or new director candidates are selected by a board of directors, policy issues concerning the board's stewardship of company assets are presented. But this is not necessarily the case with, stockholder nominees who may seek election not to unseat any director but for purely personal reasons.

and self-serving. Stockholders are indeed free to nominate and vote for directors for any reason, including self-serving reasons, and in doing so are not constrained by the fiduciary duties that attach to directors. Stockholders are not entitled, however, to the reimbursement of expenses from the corporate treasury simply because they are stockholders. Indeed, the Delaware cases permitting the payment of proxy solicitation expenses can be read as permitting reimbursement only for management candidates because only management owed a duty to apprise stockholders of all information necessary to cast an intelligent vote on company policies at issue in an election. Trans-Lux, 171 A. at 228. In the only decision applying Delaware law that endorsed the repayment of an insurgent's expenses, the repayment was premised on a similar corporate benefit rationale, i.e., that stockholders other than the proxy contestants could benefit from the information on company policy disseminated by the insurgents in the proxy contest. Steinberg, 90 F. Supp. at 607-608 ("[I] see no reason why the stockholders should not be free to reimburse, those whose expenditures succeeded in ridding a corporation of a policy frowned upon by a majority of the stockholders" and analogizing such reimbursement to a stockholder reimbursed for expenses incurred in bringing a derivative action "for the benefit of the corporation"). The same court also noted: "It seems permissible to me that [insurgent stockholders] ... who advocate a contrary policy and succeed in securing approval from the stockholders should be able to receive reimbursement, at least where there is approval by both the board of directors and a majority of the stockholders." Id. See also Rosenfeld v. Fairchild Engine & Airplane Corp., 128 N.E.2d 291, 293 (N.Y. 1955). (upholding reimbursement of stockholder proxy solicitation expenses under New York law, where both the directors and the stockholders approved the reimbursement).

In addition, by removing from the Board the decision whether reimbursement of the proxy expenses of a stockholder by the Company is permissible in a given case, regardless of the Board's view of the merit of such reimbursement, the Proposed Bylaw effectively vests in the stockholders of the Company the ability to manage the Company in this area in violation of Section 141(a). The distinction implicit in Section 141(a) between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "a cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom., Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

See also 8 Del. C. § 141(a); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); Paramount Commc'ns Inc. v. Time Inc., 1989WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3]

[3] The mandatory reimbursement scheme contemplated by the Proposed Bylaw may be distinguished from other arrangements pursuant to which a board of directors contractually limits its discretion (e.g., a loan agreement limiting the ability of the board to take certain actions without lender approval). See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law. 1323, 1331 (Aug. 2001) (noting that the Delaware Supreme Court's decision in Quickturn should not be construed as prohibiting such arrangements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), golden parachutes (which limit a board's ability to terminate an executive's employment without severance compensation) . . . ."). A board of directors, exercising its own business judgment, may restrict by contract its discretion as to limited matters falling within the scope of its authority. In Unisuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec 20., 2005), the Court of Chancery held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. The case of a board agreeing with stockholders what is advisable and in the best interests of the corporation and its stockholders is different from the case of stockholders unilaterally imposing restrictions on the Board's discretion. A limited contractual restriction on the Board's authority would not unduly interfere

In addition, implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors, or persons duly authorized to act on its behalf, directs the decision-making process regarding (among other things) the expenditure of corporate funds. See 8 Del. C. § 122(5); Wilderman v. Wilderman, 315 A.2d 610 (Del. Ch. 1974) (authority to compensate corporate officers is normally vested in the board pursuant to Section 122(5)); Lewis v. Hirsch, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (same); Brehm v. Eisner, 746 A.2d 244, 263 (Del. 2000) (finding that the size and structure of agents' compensation are inherently matters of directors' judgment); Alessi v. Beracha, 849 A.2d 939, 943 (Del. Ch. 2004) (finding that it would be "unreasonable" to infer that directors of a Delaware corporation were unaware of the corporation's program to reacquire its shares because of the directors' responsibility under Section 141(a) to oversee the expenditure of corporate funds). In that regard, it is not appropriate under the General Corporation Law for the stockholders, or even a court in some instances, to restrict the discretion of a board of directors regarding the expenditure of funds. In considering whether to restrain a corporation from expending funds, the Delaware Court of Chancery has noted the following:

> [T]o grant emergency relief of this kind, while possible, would represent a dramatic incursion into the area of responsibility created by Section 141 of our law. The directors of [the corporation], not this court, are charged with deciding what is and what is not a prudent or attractive investment opportunity for the Company's funds.

UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987).

The Board of Directors is under an obligation to use its own best judgment to determine how corporate funds should be spent. By mandating that corporate funds be spent to reimburse stockholders for their expenses relating to proxy solicitations, the Proposed Bylaw would thereby abrogate the duty of the Board of Directors to exercise its informed business judgment concerning expenditures by the Company.[4]

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with or otherwise deprive the Board or any future Board of the fundamental powers granted to it under the General Corporation Law, since the Board (or future Board) could renegotiate the terms of the contract, take action to satisfy the contractual obligations or exercise its right to terminate the contract. Far from imposing a limited contractual restriction on the power of the Board or any future Board, the reimbursement requirements contemplated by the Proposed Bylaw, if implemented, would deprive the Board of its power under the General Corporation Law to consider freely whether to reimburse stockholders for their proxy solicitation expenses, and it would impede the Board's exercise of its fiduciary duties to manage the business and affairs of the Company.

II. THE PROPOSED BYLAW VIOLATES THE CERTIFICATE OF INCORPORATION.

In addition to contravening Section 141(a) of the General Corporation Law, the Proposed Bylaw violates the Certificate of Incorporation. Article SEVENTH, Section (1) of the Certificate of Incorporation provides that "[t]he management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors." This provision is consistent with the language of Section 141(a) of the General Corporation Law. Together with Section 141(a) of the General Corporation Law, Article SEVENTH, Section (1) of the Certificate of Incorporation evidences the apparent intent of the drafters thereof to require restrictions on the Board's substantive power to manage the Company to be set forth in an amendment to the Certificate of Incorporation, which requires the prior approval of the Board and the stockholders. The apparent intent of the Certificate of Incorporation is to require the Board to consent to any relinquishment of its statutorily granted power to manage the Company.

Although the Delaware courts generally attempt to interpret bylaws in harmony with the certificate of incorporation and Delaware law so as to avoid any conflict, if a conflict is unavoidable the bylaw must yield and is said to be a "nullity." Burr v. Burr Corp., 291 A.2d 409 (Del. Ch. 1972). "[A] corporation's bylaws may never contradict its certificate of incorporation." Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991). In Oberly, the Court held that, although "cast in neutral-sounding language," a proposed bylaw requiring that only directors could qualify to serve as members of the corporation was invalid on the grounds that "it was clearly designed to remove certain [non-director] individuals from membership" and thus conflicted with the election mechanism set forth in the certificate of incorporation. Id. at 459. The Court noted that although the membership qualifications set forth in the bylaws were not prohibited by the certificate of incorporation, they were "inconsistent with the overall structure" of the corporation. Id. at 458. The Proposed Bylaw would similarly frustrate the "overall structure" of the Company as currently set forth in Article SEVENTH, Section (1) by restricting the Board's ability to freely

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[4] The SEC has previously accepted the view that under Delaware law the stockholders cannot, by a requested amendment, lawfully require the board of directors to expend corporate funds. In its ruling in Pennzoil Co., SEC No-Action Letter, 1993 WL 52187, at *31-32 (Feb. 24, 1993), the SEC stated that "[t]here appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(1). This view is based on the opinion of Delaware counsel, Richards, Layton & Finger, that a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law." See also, The Gillette Co., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 387 (Mar. 10, 2003). Significantly, even though, following this ruling, the proponent revised its proposal so as to be cast in precatory terms (i.e., requesting that the board of directors "consider the advisability of establishing [the Committee] through an amendment to the Bylaws . . ."), the SEC staff declined to alter its ruling. Pennzoil Co., SEC No-Action Letter, 1993 WL 87871 (Mar. 22, 1993).

manage the business and affairs of the Company. This would conflict with the allocation of power set forth in the Certificate of Incorporation and could potentially result in every matter to be considered by the Board being made subject to a bylaw mandating what action the Board must take, regardless of whether the action is made in good faith and in the best interests of the Company and its stockholders.

The allocation of power set forth in the Certificate of Incorporation recognizes that decisions of the Board must be made on a case-by-case basis and that the Board, being most familiar with the business and affairs of the Company and most keenly attuned to which actions would serve the best interests of the Company and its stockholders, is in the best position to address the myriad subtleties and nuances that any particular matter of corporate policy presents. The Proposed Bylaw, by contrast, operates to impose a one-size-fits-all requirement that the Board reimburse stockholders for proxy solicitation expenses meeting the criteria set forth in the Proposed Bylaw. That policy conflicts with the power granted to the Board under Article SEVENTH, Section (1). Because a corporation's bylaws cannot contradict its certificate of incorporation, the Proposed Bylaw, if adopted, would likely be a "nullity" and would be declared void by a Delaware court.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposed Bylaw, if adopted, would violate Delaware law and is therefore not a proper subject for action by the Company's stockholders.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/PHS

AFSCME®
We Make America Happen

EMPLOYEES PENSION PLAN

May 21, 2008

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by CA Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to CA Inc. ("CA") a shareholder proposal (the "Proposal") seeking to amend CA's bylaws to add a bylaw (the "Bylaw") providing for reimbursement of "short slate" proxy contest expenses upon the election of at least one member of the slate to CA's board.

In a letter dated April 18, 2008, CA stated that it intends to omit the Proposal from its proxy materials being prepared for the 2008 annual meeting of shareholders. CA argues that it can exclude the Proposal pursuant to (a) Rule 14a-8(i)(8), as relating to the election of directors; (b) Rules 14a-8(i)(1) and (i)(2), on the ground that the Bylaw violates the law of Delaware, the state of CA's incorporation; and (c) Rule 14a-8(i)(3), as violating one of the Commission's other proxy rules. As discussed more fully below, CA has not met its burden of establishing its entitlement to rely on any of these exclusions, and its request for relief should accordingly be denied.

The Director Election Exclusion Does Not Permit Exclusion of the Proposal

Rule 14a-8(i)(8) (the "Director Election Exclusion") allows a company to exclude a proposal that "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The language of the Director Election Exclusion was revised late last year to add language regarding nominations and procedures for nominations and elections to the board.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

CA contends that the newly-revised Director Election Exclusion permits exclusion of the Proposal because it would create "a substantial financial incentive for CA to include" shareholder-nominated candidates in CA's own proxy statement. In other words, CA argues that the Proposal has the same effect as a shareholder proxy access proposal, just indirectly.

As an initial matter, it is important to note that last year's change to the Director Election Exclusion did not, as CA asserts, meaningfully change the interpretation of the Director Election Exclusion as applied to proposals like the Proposal. The Commission's release adopting the revision to the Director Election Exclusion made clear that the amendment did "not affect or address any other aspect of the agency's prior interpretation of the exclusion," providing as an example of that prior interpretation the Staff's previous determinations not permitting exclusion of proposals relating to "reimbursement of shareholder expenses in contested elections."[1] These determinations, which are cited in footnote 2 of CA's request for determination, involved proposals that were nearly identical to the Proposal.

Further, CA's argument that the Director Election Exclusion permits exclusion of the Proposal relies on an implausible interpretation of the Director Election Exclusion, one that is not supported by the language of the Exclusion or the policy reasons behind its revision. First, the language of the Director Election Exclusion makes clear that it applies to proposals "that would result" in a contested election to the board. Put another way, the proposal needs to be the causal link to the contested election. That is the case with a proxy access proposal: the mechanism established by the proposal would enable a substantial long-term shareholder to place a nominee on the company's proxy statement, thereby creating an election in which there are more candidates than available seats on the board.

By contrast, the Proposal would not "result in" a contested director election. The Proposal would establish a mechanism by which expenses incurred in connection with a short slate director contest would be reimbursed, provided certain requirements are satisfied. Most important, at least one of the candidates on the short slate must be elected by shareholders. Thus, the Proposal would not affect the director election at all but would reallocate costs after the fact for certain contests. The fact of the election contest would exist regardless of the Proposal.

Moreover, the Proposal does not implicate the policy concerns that prompted the Commission's revisions to the Director Election Exclusion. When the Commission adopted last year's amendment, it said it was acting out of concern that shareholder proxy access proposals could result in circumvention of the Commission's proxy rules relating to contested director elections. Specifically, the Commission asserted that the "numerous protections of the federal proxy rules are triggered only by the presence of a solicitation made in opposition to

1 Exchange Act Release No. 56914 at pp. 18-19 & n. 56 (Dec. 6, 2007).

another solicitation. Accordingly, were the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests."[2]

The Proposal would create no such risk. The Proposal contemplates that a proxy contest would be waged in the traditional way, with the dissident shareholder(s) using a separate proxy statement and card. Accordingly, the full panoply of the Commission's proxy rules would apply, including Rule 14a-12, which triggers disclosure of a wide variety of information about dissident director candidates and shareholder(s) sponsoring their candidacies.

CA argues that the Proposal is nonetheless excludable because it would create financial pressures that could lead CA to put dissident candidates on CA's own proxy statement. In other words, CA argues that the impact of the Proposal is the same as the impact of a proxy access proposal, which last year's revision to the Director Election Exclusion was intended to allow companies to exclude. Such an indirect and purely speculative impact—and one that is solely within the control of CA—does not bring the Proposal within the ambit of the Director Election Exclusion. As the language in the adopting release quoted above indicates, the changes to the Director Election Exclusion were intended to address a narrow category of proposals, not to permit exclusion of a wide range of proposals based on companies' assertions regarding their possible impact.

In sum, the Proposal would not result in a contested election of directors, nor would it implicate the disclosure concerns that led the Commission to amend the Director Election Exclusion. For those reasons, CA's request to exclude the Proposal in reliance on Rule 14a-8(i)(8) should be denied.

The Proposal Does Not Violate Delaware Law

Next, CA claims that the Proposal violates the law of Delaware, where CA is incorporated. CA submits an opinion of Richards, Layton & Finger, P.A. ("RLF"), special Delaware counsel to CA, stating that the Proposal would impermissibly infringe on the CA board's management of CA' s business and affairs, including the power to expend corporate funds.

As discussed more fully in the opinion of Grant & Eisenhofer, P.A., special Delaware counsel to the Plan, which is attached as Exhibit A, the Proposal does not violate Delaware law. Delaware law confers broad authority on shareholders to adopt bylaws, provided they do not violate the certificate of incorporation or Delaware law. Delaware courts have upheld

2 Exchange Act Release No. 56914, at pp. 5-6 (Dec. 6, 2007).

bylaws constraining the board's ability to act, including with respect to the expenditure of corporate funds. For example, Delaware courts have held that a bylaw may compel the board to advance litigation costs to directors.

Further, the cases relied upon by RLF to the effect that reimbursements for contest expenses must be screened by the board to ensure that the contest involved matters of policy and not personal interests are inapposite here. Those cases were decided in the context of incumbent board members spending corporate funds to defend against a proxy contest, which is unrelated to the subject of the Proposal. Moreover, the screening for non-policy-oriented contests is unnecessary in light of the Proposal's requirement that one or more of the dissident candidates be elected in order to trigger reimbursement. Given the intensity of scrutiny and debate in director election contests, it is beyond dispute that a candidacy motivated solely by personal or petty concerns would not succeed in garnering sufficient votes for election.

Finally, RLF's arguments regarding the power of the board under section 141(a) of the Delaware General Corporation Law, including the power to expend corporate funds, fail to take into account the broad power of shareholders to limit director conduct under Delaware law. In particular, RLF's discussion of Delaware law misrepresents the effect of Unisuper Ltd. v. News Corp., a 2005 case in which the court disagreed with News Corp.'s argument that an agreement by the board not to enact a poison pill without shareholder approval was invalid because it impermissibly limited the board's power under section 141(a).[3] The Unisuper court stated: "Fiduciary duties exist in order to fill the gaps in the contractual relationship between shareholders and directors of the corporation. Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say."[4] The court also emphasized that shareholders could adopt bylaws limiting directors' managerial power under section 141(a).[5]

Because the Proposal does not violate Delaware law, exclusion in reliance on Rules 14a-8(i)(1) and (i)(2) would be inappropriate. Accordingly, we ask that the Staff decline to grant relief to CA on this basis.

The Proposal Would Not Conflict With Rule 14a-7

Finally, CA urges that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it violates one of the Commission's other proxy rules. Specifically, CA claims that the Proposal violates Rule 14a-7 by establishing a cost-shifting regime different from the one supplied by that Rule. Rule 14a-7 requires a registrant, upon the request of any security holder, to (1) provide the security holder with a list of holders of the registrant's securities or (2) mail the

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3 2005 WL 3529317 (Del. Ch. 2005).
4 Id. at *8.
5 Id. at *6.

security holder's soliciting material to other security holder's at the soliciting security holder's expense. The registrant has the power to decide between these two options.

Implicit in CA's argument is the notion that the cost-allocation scheme provided in Rule 14a-7 is mandatory; otherwise, it would make no sense to speak of the Proposal "violating" that scheme. But that is simply not the case. Rule 14a-7 is not the exclusive mechanism for learning the identities of fellow shareholders and distributing soliciting material to them. Indeed, because Rule 14a-7 gives the company the option of mailing soliciting material without giving the soliciting shareholder the contact information needed to follow up by mail or phone, soliciting shareholders do not often use it.[6] Instead, shareholders turn to state inspection statutes, such as section 220 of the Delaware General Corporation Law, that give shareholders the right to demand a shareholder list.

The Commission has recognized that state inspection statutes supplement, and in many cases supplant, Rule 14a-7. In Exchange Act Release No. 29315, which proposed changes to Rule 14a-7, among other rules, the Commission stated, "Since the choice of whether to produce a list or mail under current Rule 14a-7 resides exclusively with the registrant, those security holders who wish to employ the list to conduct a personal solicitation normally must pursue in the courts any state statutory or common-law rights thereto."

It is thus clear that the Commission does not intend for Rule 14a-7 to serve as the sole means by which shareholders can distribute soliciting material. As a result, the fact that Rule 14a-7 imposes the cost of such distribution on the soliciting shareholder does not preclude companies from adopting a different cost allocation—such as the one urged in the Proposal—if they believe it would be beneficial.

The Staff has rejected arguments similar to CA's in recent determinations. In Apache Corp.,[7] for example, the company argued that a proposal substantially similar to the Proposal could be excluded on Rule 14a-8(i)(3) grounds because the proposal violated Rule 14a-7. The Staff did not concur with Apache. Similarly, in Bank of New York Co., Inc.,[8] the Staff rejected the argument that a proposal much like the Proposal could be excluded pursuant to Rule 14a-8(i)(3) because it conflicted with Rule 14a-7.

For these reasons, we respectfully request that CA's request for relief be denied.

* * * *

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6 See Randall Thomas, "Improving Shareholder Monitoring and Corporate Management by Expanding Statutory Access to Information," 38 Arizona L. R. 331, 361 (1996).

7 Apache Corporation (publicly available Feb. 8, 2007).

8 Bank of New York Co., Inc. (publicly available Feb. 28, 2006).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

CJ:jm

cc: David B. Harms
Sullivan & Cromwell LLP
Fax # 212-558-3588

Exhibit A



Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

Grant & Eisenhofer P.A.
485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

2008 MAY 20 AM 10:56

RECEIVED
2008 MAY 17 PM 4:35
PRESIDENT'S OFFICE

May 16, 2008

VIA OVERNIGHT MAIL

Gerald W. McEntee,
Chairman, Pension Committee,
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

Re: Shareholder Proposal Submitted by American Federation of State, County and Municipal Employees, Employees Pension Plan, for Inclusion in CA Inc.'s 2008 Proxy Statement

Dear Gerald W. McEntee:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME"), Employees Pension Plan (the "Plan") to CA, Inc. ("CA" or the "Company"), a Delaware corporation, would be a proper action for shareholders under Delaware law and whether the proposed bylaw contained therein ("Proposed Bylaw") would, if adopted and implemented, violate Delaware law. As set forth below the Proposal is a proper action for shareholders and the Proposed Bylaw, if enacted, would be permissible under Delaware law.

You have furnished us with, and we have reviewed, copies of the Proposal and the supporting statement submitted to the Company, as well as a letter dated March 13, 2008, which accompanied your submission of the Proposal to the Company. We have also reviewed a letter from the Company dated April 18, 2008 to the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") stating that the Company intends to omit the Proposal from its proxy materials to be distributed in connection with the Company's 2008 annual meeting (the "Proxy Statement"). We have reviewed an opinion attached to the Company's letter from Richards, Layton, & Finger, PA ("RLF"), dated April 17, 2008 (the "RLF Opinion"), expressing the opinion that the Proposal is not a proper subject for stockholder action


Grant & Eisenhofer P.A.

and, if implemented, would violate Delaware General Corporation Law ("DGCL"). We have also reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Company's Bylaws, as amended (the "Bylaws"), and such other documents as we deemed necessary and appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

Summary Of The Proposal

The Proposal (a copy of which is attached hereto as "Exhibit A") sets forth a bylaw to be voted on by shareholders pursuant to DGCL § 109. The Proposed Bylaw would require the Company, in certain limited circumstances, to reimburse the "reasonable expenses" incurred by a shareholder or group of shareholders (the "Nominator") "in connection with nominating one or more candidates in a contested election of directors." If the Proposed Bylaw were enacted, the board of directors (the "Board") would be required to cause the Company to reimburse reasonable Nominator expenses if the following conditions are met:

- "[T]he election of fewer than 50% of the directors to be elected is contested in the election;"
- "[O]ne or more candidates nominated by the Nominator are elected to the corporation's board of directors;" and
- [S]tockholders are not permitted to cumulate their votes for directors.

Further, the Proposed Bylaw applies only prospectively and would not apply to elections held prior to the date the Proposed Bylaw was enacted.

Summary Of Our Opinion

CA's Delaware counsel misapplied Delaware law when arguing that the Proposal is not a proper subject for stockholder action. RLF argues that the Proposed Bylaw, if enacted, would violate Delaware law because it is inconsistent with the grant of authority to manage the affairs of the Corporation in DGCL § 141(a) and also is inconsistent with the Company's Certificate of Incorporation. As set forth below, the Proposed Bylaw is valid under Delaware law.

DGCL § 141(a) states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the director of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."


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RLF argues that the Proposed Bylaw would, if enacted, violate DGCL § 141(a) for the following two reasons:

- The Proposed Bylaw would "vest[] in the stockholders of the Company the ability to manage the Company...." RLF Opinion at 6.

- The Proposed Bylaw would "require that the Board relinquish its power to determine what expenses should and should not be reimbursed to stockholders." RLF Opinion at 4.

First, RLF's argument that the Proposed Bylaw would impermissibly vest power in stockholders is not correct. It is undisputed that under Delaware law shareholders have the power to enact bylaws. *See* DGCL § 109(a). The scope of this power is defined broadly in DGCL § 109(b), which states:

> Bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

Delaware courts have held that it is entirely consistent with the grant of authority to directors in DGCL § 141(a) for bylaws to regulate the conduct of directors. *See, e.g., Hollinger Int'l.., Inc. v. Black*, 844 A.2d 1022, 1079 (Del. Ch. 2004), *aff'd* 872 A.2d 559 (Del. 2005) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL.); *see also Unisuper Ltd. v. News Corp.*, 2005 WL 3529317, at *6 (Del. Ch. 2005), *appeal refused by*, 906 A.2d 138 (Del. 2006) ("[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders, who are the ultimate holders of power under Delaware law."). Accordingly, Delaware law recognizes stockholders' ability to enact bylaws such as the one contained in the Proposal.

Second, bylaws may regulate how directors execute their fiduciary duties by constraining their ability to act. *See Hollinger Int'l, Inc.*, 844 A.2d at 1080 ("[B]ylaws are generally thought of as having a hierarchical status greater than board resolutions, and that a board cannot override a bylaw requirement by merely adopting a resolution."); *see generally Gentile v. Singlepoint Fin., Inc.*, 787 A.2d 102, 106 (Del. Ch. 2001), *aff'd*, 788 A.2d 111 (Del. 2001) (holding that a bylaw may require a company to advance litigation costs to directors). As such, a bylaw requiring the company to reimburse reasonable proxy expenses to Nominators in certain circumstances is proper under Delaware law.


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Additionally, RLF argues that the Proposed Bylaw is inconsistent with the Certificate of Incorporation, which states: "The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors." Article SEVENTH, Section (1) of the Certificate of Incorporation. This language closely tracks the language of DGCL § 141(a), which does not prohibit shareholders from enacting the Proposed Bylaw. Because of the similar language, it would make little sense to construe the Certificate's grant of authority to directors more broadly than the grant of authority in DGCL § 141(a). Thus, because the Proposed Bylaw is consistent with DGCL § 141(a), it is consistent with the Certificate of Incorporation.

Analysis of the Proposal and Proposed Bylaw

I. The Proposed Bylaw, If Enacted, Would Be Valid Under Delaware General Corporation Law

A. A Bylaw Requiring A Corporation To Expend Corporate Funds to Reimburse Successful Nominators Is Valid Under Delaware Law

Delaware law is clear that bylaws may require corporations to expend funds in specific circumstances. For example, DGCL § 145(e) states:

> Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Although the statute leaves the discretion of whether or not to advance legal fees to the company, Delaware courts have held that "a corporation can make the right to advancement of expenses mandatory, through a provision in its certificate of incorporation ***or bylaws***." *See Gentile*, 787 A.2d at 106 (emphasis added). Further, where "such a mandatory provision exists, the rights of potential recipients of such advancements will be enforced as a contract." *Id.*



Grant & Eisenhofer P.A.

RLF, therefore, is simply mistaken in arguing that a provision requiring a corporation to pay the costs of proxy solicitation must be in the certificate of incorporation. *See* RLF Opinion at 3-4.[1] Indeed, RLF concedes that it would be "absurd" to read DGCL § 141(a) to preclude directors from entering into binding contracts such as loan agreements and golden parachutes. *See* RLF Opinion at 7 n.3. It is, however, no less absurd to read DGCL § 141(a) to prevent a company from maintaining a bylaw that similarly binds a company to make payment to certain Nominators.

Contrary to RLF's argument (RLF Opinion at 3-4), cases where Delaware courts have held that a company cannot reimburse directors for expenses incurred in promoting only personal issues are entirely irrelevant to the present dispute. For example, the court in *Hall v. Trans-Lux Daylight Pictures Screen Corp.*, 171 A. 226, 227 (Del. Ch. 1934) held that incumbent directors could expend corporate funds to inform stockholders of important policy matters, but not to entrench themselves. The court held:

> I quite agree with the proposition that if all that is at stake is the ambition of the "ins" to stay in, the corporation should not be called upon to pay for the expense of their campaign to persuade the voting stockholders to rally to their support.
>
> But if the so called "ins" are engaged in answering attacks against their re-election because of a position they have taken upon some matter of important concern to the corporation, I am unable to see why they should not be permitted to make the same sort of expenditure from the corporate funds in defense of their offices as they would if their policy were under attack in a manner entirely disassociated from individuals.

Id. at 229; *see also Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 345 (Del. 1983) (holding that incumbent directors could be reimbursed for their proxy expenses in seeking their re-election because they had "substantive differences about corporate policy" with competing directors). These cases are inapposite because the Proposed Bylaw does not enable incumbent directors to use corporate funds to entrench themselves, rather it calls for reimbursement of funds spent by Nominators in a contested election only if their candidates are successful.

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[1] *Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966), cited in the RLF Opinion at 3, is inapposite because it merely holds that shareholders may amend the certificate of incorporation to define directors' duties. It does not speak to shareholders ability to regulate corporate behavior through amending the bylaws.



Grant & Eisenhofer P.A.

RLF's argument that the Proposed Bylaw, if enacted, unlawfully would prevent directors from exercising their business judgment to stop reimbursement of shareholders who nominate candidates because of "personal disagreements or disputes that are not shared by stockholders generally" (*see* RLF Opinion at 5) is completely misplaced. As discussed below, bylaws – including bylaws enacted by shareholders – "may pervasively and strictly regulate the process by which boards act." *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022, 1080 n. 136 (Del. Ch. 2004), *aff'd* 872 A.2d 559 (Del. 2005) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL.). That a bylaw may create guidelines within which directors may exercise their discretionary authority, therefore, does not render the bylaw invalid as a matter of law.

But furthermore, RLF's expressed concern is entirely misplaced. Under the Proposed Bylaw, Nominators would only be reimbursed if one of their candidates were elected by their fellow shareholders. Thus, there is no danger that corporate funds would be given to a Nominator who sponsors a candidate because of a personal grievance not relevant to the interests of other stockholders. As the court in *Steinberg v. Adams*, 90 F. Supp. 604, 607-08 (S.D.N.Y. 1950) (citied by RLF Opinion at 4, 6) held: "I see no reason why the stockholders should not be free to reimburse those whose expenditures succeeded in ridding a corporation of a policy frowned upon by a majority of the stockholders." Thus, the reimbursement contemplated in the Proposed Bylaw is entirely permissible under Delaware law.

B. Shareholders May Regulate Board Action Through Enacting A Bylaw

Shareholders may enact a bylaw requiring reimbursement of election expenses for certain successful shareholder-nominated directors under the DGCL. "The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure." *Frantz Mfg. Co. v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985).[2] Under the DGCL, the shareholders are vested with the power to adopt bylaws, which power may be shared with the board of directors if the corporation's certificate of incorporation so provides. DGCL § 109(a) provides that:

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[2] The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . [the] convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933). Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law, *see Oberle v. Kirby*, 592 A.2d 445, 457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel. Brumley v. Jessup & Moore Paper Co.*, 24 Del. 379 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929), and must be reasonable in their application. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971).


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> (a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation has received any payment for any of its stock, by its board of directors. After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors or, in the case of a nonstock corporation, upon its governing body by whatever name designated. The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.

8 Del.C. § 109(a). The only limitation on the subject matter of such bylaws is set forth in DGCL § 109(b), which states that:

> (b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating the business of the corporation, the conduct of its affairs, and its ***rights or powers or the rights or powers of its stockholders, directors***, officers or employees.

8 Del.C. § 109(b) (emphasis added).[3] "The bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws." *Frantz Mfg. Co.*, 501 A.2d at 407.

Shareholders broad power to enact bylaws was confirmed by *Hollinger*, 844 A.2d at 1080. In that case, the Court rejected an argument that shareholders could not adopt a

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[3] Despite the plain language of DGCL § 109(b), RLF argues that shareholders' power to "adopt bylaws relating to the rights and powers of stockholders and directors" is limited only to procedural matters or in the alternative shareholders may only enact bylaws where *other sections besides* DGCL § 109 give shareholders the right to enact bylaws. *See* RLF Opinion at 3-4 n.1. This analysis is fatally flawed. The first interpretation adds, without citation to case law, a limitation on substantive shareholder-enacted bylaws not on the face of DGCL § 109. The alternative interpretation would render DGCL § 109's broad language to enact bylaws entirely superfluous as it would require shareholders to look to other provisions of the DGCL to specify permissible bylaws. *See Keeler v. Harford Mut. Ins. Co.*, 672 A.2d 1012, 1016 (Del. 1996) ("In determining legislative intent in this case, we find it important to give effect to the whole statute, and leave no part superfluous.").


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bylaw abolishing a committee created by the board of directors because that power was reserved to the board by DGCL §141. *Id.* at 1078-81. Specifically, the Court noted that

> [s]tockholders are invested by § 109 with a statutory right to adopt bylaws. By its plain terms, § 109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." This grant of authority is subject to the limitation that the bylaws may not conflict with law or the certificate of incorporation.
>
> * * *
>
> In *Frantz Manufacturing Co. v. EAC Industries*, [501 A.2d 401 (Del.1985)], the Delaware Supreme Court made clear that bylaws could impose severe requirements on the conduct of a board without running afoul of the DGCL. In *Frantz*, a majority stockholder implemented bylaw-amendments when it feared that the incumbent board would divest it of its voting power. The amendments required, among other things, that there be unanimous attendance and board approval for any board action, and unanimous ratification of any committee action. The Supreme Court found that the bylaws were consistent with the terms of the DGCL.

844 A.2d at 1078-80.

The court also expressly rejected the exact argument put forth by RLF in this case (that the Proposal impermissibly vests to shareholders power conferred upon the board pursuant to DGCL § 141(a)), stating:

> For similar reasons, I reject International's argument that that provision in the Bylaw Amendments impermissibly interferes with the board's authority under § 141(a) to manage the business and affairs of the corporation. ***Sections 109 and 141, taken in totality, and read in light of* Frantz, *make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity.***

Id. at 1080 n. 136 (emphasis supplied).[4] Thus, bylaws may regulate director conduct and not run afoul of DGCL § 141(a).

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[4] RLF does not, nor can it, argue that the Proposed Bylaw is inequitable.



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The cases cited by RLF are completely inapposite and stand simply for the proposition that directors may not abdicate their fiduciary duties owed to shareholders. In *Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1289-90 (Del. 1998) (cited by RLF Opinion at 6), for example, the court held that directors could not amend a poison pill in a manner that disabled future directors' ability to redeem it for six months. The Court held that the poison pill amendment would impermissibly "prevent[] a newly elected board of directors from completely discharging its fiduciary duties." Thus, the board would cause future directors to abdicate their fiduciary duty. Similarly, in *Abercrombie v. Davies*, 123 A.2d 893, 897 (Del. Ch. 1956) (cited by RLF Opinion at 6), the court invalidated an agreement between a number of directors and a number of stockholders of a corporation in which the directors who were party to the contract agreed to always vote similarly on issues. In that case, the court held that directors had contracted to vote in a specified manner even though such vote may be "contrary to their own best judgment." *Id.* at 899. Cases addressing situations where *directors* improperly abdicate their fiduciary duties have nothing to do with whether *shareholders* may enact bylaws that regulate the conduct of the corporations they own. .

This distinction is illustrated by *News Corp.*, 2005 WL 3529317 at *6-8. In that case, the defendants argued that a contract with shareholders was invalid because the board agreed not to enact a poison pill for successive one year terms without shareholder approval. The defendants argued that the contract was "inconsistent with the general grant of managerial authority to the board in Section 141(a)." *Id.* at *6. The court disagreed, holding that allowing shareholders to vote on corporate matters was not a delegation of managerial authority inconsistent with DGCL § 141(a):

> Delaware's corporation law vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs. Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. ***This is because the board's power-which is that of an agent's with regard to its principal - derives from the shareholders, who are the ultimate holders of power under Delaware law.***

Id. at *6 (emphasis added). Because of this relationship, akin to that between an agent and principal, directors cannot use the grant of managerial power in DGCL § 141(a) to silence shareholders. The court in *News Corp.* held:

> Fiduciary duties exist in order to fill the gaps in the contractual relationship between shareholders and directors of the corporation. ***Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say.***



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> ***Shareholders should be permitted to fill a particular gap in the corporate contract if they wish to fill it.*** This point can be made by reference to principles of agency law: Agents frequently have to act in situations where they do not know exactly how their principal would like them to act. In such situations, the law says the agent must act in the best interest of the principal. Where the principal wishes to make known to the agent exactly which actions the principal wishes to be taken, the agent cannot refuse to listen on the grounds that this is not in the best interest of the principal.

Id. at *8 (emphasis added).[5]

Additionally, the court in *News Corp.* held that a shareholder-enacted bylaw was an appropriate means for shareholders to exert control over the company. The court held: ***"Of course, the board of directors' managerial power is not unlimited .... [T]he Delaware General Corporations Law vests shareholders with the power to adopt, amend or repeal bylaws relating to the business of the corporation and the conduct of its affairs."*** *Id.* at *6 (emphasis added).[6]

The RLF Opinion wholly ignores case law that construes the language of DGCL § 109 broadly to enable shareholders to regulate director conduct through enacting bylaws. Instead, RLF cites cases for the unremarkable proposition that generally DGCL § 141(a) vests power in directors to manage the affairs of the corporation. The cases cited by

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[5] In *Citigroup Inc.*, SEC No-Action Letter, 2006 WL 568681 (March 02, 2006) the Division refused to grant the company's request for no action relief on a similar proposal requesting that the board adopt a bylaw that required, in certain circumstances, that the company reimburse shareholders who nominate a director in a contested election. The Division did not agree with Citigroup's argument that enacting the recommended bylaw would violate Delaware law. RLF, however, cites Pennzoil *Co.*, SEC No-Action Letter, 1993 WL 52187 (Feb. 24, 1993), for the proposition that the Division has concurred with a company that argued that "stockholders cannot, by a requested amendment, lawfully require the board of directors to expend corporate funds." RLF Opinion at 9 n.4. In *Pennzoil* Co. the disputed proposed bylaw gave authority to a shareholder-elected committee to expend corporate funds to monitor the board of directors. However, the Division's decision in that instance was made prior *News Corp.* and *Hollinger*, Delaware decisions that further illuminated the relationship between directors and stockholders.

[6] RLF attempts to distinguish *News Corp.* from the present dispute by arguing that *News Corp.* was a "case of the board agreeing with stockholders [on] what is advisable and in the best interest of the corporation...." The RLF Opinion at 7 n.3. The argument is absurd. In *News Corp.*, there was a disagreement between stockholders who wished to submit a poison pill for a shareholder vote and the board which did not. *See News Corp.*, 2005 WL 3529317, at *6. The court held that enabling shareholders to vote collectively to decide whether to extend a poison pill did not conflict with DGCL § 141(a). *Id.* Thus, the corporation had to abide with the shareholder collective decision, even if directors, in their business judgment, disagreed with it.



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RLF, however, simply do not address the issue presented here: whether shareholders, acting collectively, may enact a bylaw regulating how directors fulfill their fiduciary duty. *See* RLF Opinion at 6-7 (quoting *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) (holding that shareholder bringing derivative suit did not allege that demand was excused); *McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) (holding plaintiff adequately pled that the directors breached their fiduciary duties to minority shareholders in selling the company to a third party); *Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980), *rev'd sub nom.*, *Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981) (holding that board could not compel dismissal of a derivative lawsuit brought by a shareholder after it refused demand); *Norte & Co. v. Manor Healthcare Corp.*, 1985 WL 44684, at *3 (Del. Ch. 1985) (holding "convertible debenture holders may not state a claim for breach of fiduciary duty"). These cases are simply not contrary to *News Corp.*, *Hollinger* and *Frantz*, which hold that shareholders have broad power to enact bylaws that dictate how directors execute their fiduciary duties.[7]

Further, RLF's reliance on *Paramount Commc'ns, Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. 1989), *aff'd*, 571 A.2d 1140 (Del. 1980), is also misplaced. In that case, the Court held that a board may maintain a poison pill, even if a majority of shareholders wished to tender their shares. This has nothing to do with whether bylaws can regulate the process by which a corporation's directors expend corporate funds.[8]

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[7] Similarly, RLF's citations to cases holding that directors have authority to expend corporate funds are inapposite because these cases, also, simply do not discuss the issue of how shareholder-enacted bylaws may regulate director conduct. *See* RLF Opinion at 8 (quoting *Wilderman v. Wilderman*, 315 A.2d 610 (Del. Ch. 1974) (holding that unless board authorized compensation to an officer, the officer had to argue that such payment was allowable under "the theory of quantum meruit" to retain such payment); *Lewis v. Hirch*, 1994 WL 263551, at *3 (Del. Ch. June 1, 1994) (approving settlement concerning excessive compensation over objection) ("Excessive compensation claims are difficult to prove at trial, largely because executive compensation is a matter ordinarily left to the business judgment of a company's board of directors."); *Alessi v. Beracha*, 849 A.2d 939, 943 (Del. Ch. 2004) (holding that it was a reasonable inference that directors knew about a company stock buy back program because DGCL § 141(a) created a duty for directors to manage the affairs of the corporation); *UIS, Inc. v. Walbro Corp.*, 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 2987) (holding that the court would not freeze proceeds from issuance of preferred stock pending litigation because *the court* would not interfere with the directors' ability to control company funds). It is undisputed that DGCL § 141(a) gives directors authority to decide how to expend corporate assets consistent with their fiduciary duties, however, the above cases do not shed light on the issue of whether shareholder-adopted bylaws may regulate director conduct.

[8] At best for the Company, a recent Delaware decision has held the exact extent to which shareholders may regulate director conduct was "unsettled." *See Bebchuk v. CA, Inc.*, 902 A.2d 737, 745 (Del. Ch. 2006). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. *See, e.g.*, *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (Apr. 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an


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II. The Proposed Bylaw Is Consistent With the Certificate of Incorporation

RLF argues that the Proposed Bylaw is inconsistent with the Certificate of Incorporation, which states: "The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors." Article SEVENTH, Section (1) of the Certificate of Incorporation. Bylaws that conflict with the Certificate of Incorporation are not enforceable. *See Kirby v. Kirby*, 1987 WL 14862, at *2 (Del. Ch. 1997) ("The validity of the amended bylaw turns, in part, upon whether it conflicts with the certificate of incorporation."). However, "the Court should attempt to reconcile the amended bylaw with the certificate." *Id.* at 3.

In arguing that the Proposed Bylaw is inconsistent with the Certificate of Incorporation, the RLF Opinion states: "Article SEVENTH, Section (1) of the Certificate of Incorporation evidences the apparent intent of the drafters thereof to require restrictions on the Board's substantive power to manage the Company to be set forth in an amendment to the Certificate of Incorporation, which requires prior approval of the Board and stockholders." RLF Opinion at 9. Thus, RLF argues the Proposed Bylaw would "frustrate the 'overall structure' of the Company . . . by restricting the Board's ability to freely manage the affairs of the Company" *Id.* at 9-10.

However, the language of Article SEVENTH, Section (1) closely tracks the grant of directorial authority under DGCL § 141(a). As set forth above, that grant prevents directors from ceding their fiduciary duties to third parties, but does not prevent shareholders from "fill[ing] a particular gap in the corporate contract if they wish to fill it." *News Corp.*, 2005 WL 3529317, at *8. There is simply nothing on the face of the Certificate of Incorporation that suggests the drafters intended that Article SEVENTH, Section (1) was meant to deprive shareholders of this power. As such, the Proposed Bylaw is entirely consistent with the Certificate of Incorporation. Furthermore, to the extent that RLF is arguing that Article SEVENTH somehow restricts the ability of shareholders to adopt bylaws that are permitted under Delaware law, RLF would be mistaken. Shareholders' right to adopt bylaws is vested through statute (DGCL § 109), and cannot be eliminated through a provision in a company's certificate of incorporation. *See* DGCL § 109(a) ("After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws ***shall*** be in the stockholders entitled to vote....") (emphasis added); *Siegman v. Tri-Star Pictures, Inc.*, 1989 WL 48746, at *6 (Del. Ch. 1989) (holding that Delaware law "authorizes provisions in a certificate of incorporation '... creating, defining, limiting and regulating the powers of the corporation,

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unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials").


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the directors, and the stockholders ... ***if such provisions are not contrary to the laws of this State***.'" (emphasis added) (quoting DGCL § 102(b)(1)).

CONCLUSION

Based upon the foregoing, it is clear that the Proposed Bylaw, if adopted and implemented, *would not* be in violation of Delaware law, and that a Delaware court would conclude that such an amendment, requested by the vote of a majority of shareholders, is valid. Accordingly, we do not believe that there is any basis for CA to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(2). Similarly, it is our opinion that the Proposal would be a proper subject for action by shareholders at CA's annual meeting of shareholders, and that therefore, there is no basis for CA to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(1).

This opinion is furnished to you solely for your benefit in connection with the Proposal and is not to be used or relied upon by any person without our express written permission; provided that we hereby consent to your furnishing a copy of this opinion to the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Sincerely,

[signature]

GRANT & EISENHOFER, P.A.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
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June 3, 2008

By Hand

Securities and Exchange Commission,
Office of Chief Counsel,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, DC 20549.

Re: CA, Inc. – Request Under Rule 14a-8 to Exclude Stockholder Proposal by AFSCME

Ladies and Gentlemen:

On behalf of CA, Inc., I am responding to the letter from AFSCME, dated May 21, 2008, opposing CA's request to exclude AFSCME's stockholder proposal from CA's proxy statement for its 2008 annual meeting. In my prior letter, dated April 18, 2008, I explained the reasons why CA believes the proposal should be excluded under Rule 14a-8. All of those reasons remain valid, and the AFSCME letter simply posits contrary arguments that do not address the key concerns raised by CA. Two of these concerns are of particular importance and should be underscored.

Including Director Candidates in CA's Proxy Statements

As described in my April letter, the AFSCME proposal would create financial incentives for CA to include future stockholder nominations for director in CA's proxy statements, thereby resulting in more election contests being waged in the Company's own proxy statements. AFSCME simply dismisses this point, without addressing the practical implications of its proposal. CA and its stockholders, however, will have to live with the practical consequences and CA continues to believe they are real.

As the Commission made clear when it amended the language of the director exclusion in Rule 14a-8 last December, the exclusion is not limited solely to proposals that would result in the inclusion of a director candidate in the current year's proxy, but to all proposals that are likely to have this result in future years. AFSCME argues that the recent amendments to the director exclusion were intended to address only a "narrow category" of proposals, but on the contrary the amendments were intended to make clear that the exclusion applies to all proposals that would result in a contested election, either in the current year or any future year, including proposals to establish procedures having this result. If anything, the amendments made it clear that the exclusion is intended to be broad enough to cover all procedures of this kind.

Restricting Board Authority Under Delaware Law

As stated in the opinion of Richards, Layton & Finger, P.A. ("RLF"), which was attached to my April 18 letter, Delaware law reserves to the board of directors the authority to spend corporate funds on reimbursement of proxy-solicitation expenses. AFSCME does not refute this fundamental point and merely raises tangential points in opposition. As noted in the RLF opinion, the Delaware courts have permitted companies to reimburse proxy solicitation expenses where the contest involved significant policy issues rather than personal disputes or disagreements. AFSCME asserts that there is little reason to worry about depriving the CA board of its authority to approve such reimbursement, however, because it is "beyond dispute" that contests in which at least one dissident candidate is elected would not involve personal disagreements or disputes. A blanket assertion of this type is hardly "beyond dispute".

Moreover, AFSCME ignores the 1993 Pennzoil no-action letter cited in my prior letter (see note 10). In Pennzoil, the Staff permitted a company to exclude a stockholder proposal to adopt a by-law that would have required expense reimbursement, based on an opinion of RLF that adopting such a by-law without board approval was inconsistent with Section 141(a) of the Delaware General Corporation Law ("DGCL"). The basis for excluding that proposal under Delaware law applies equally to the AFSCME proposal and was long ago accepted by the Staff. AFSCME has provided no reasons why that position should now be rejected.

AFSCME and the supporting opinion it provided rely heavily on the assertion that stockholders may adopt by-laws that regulate the board's conduct, and that this in turn permits them to adopt a by-law that mandates reimbursement of proxy-solicitation expenses without the board making any determination as to the appropriateness of using corporate funds for that purpose. For this assertion, AFSCME and its counsel cite a footnote in a decision of the Delaware Chancery Court stating that by-laws "may pervasively and strictly regulate the *process* by which boards act, subject to constraints of equity" (emphasis added).[1] However, this and another case

---

1 See page 8 of the opinion of Grant & Eisenofer P.A. attached to AFSCME's May 21 letter, quoting *Hollinger Intern., Inc.* v. *Black*, 844 A.2d 1022, 1080 n.136 (Del. Ch. 2004), *aff'd* 872 A.2d 559 (Del. 2005).

cited by AFSCME and its counsel involved situations where stockholders were regulating the *process* by which the board acted (e.g., abolishing a board-created committee or requiring unanimous board approval of board actions) but not the *discretion* of the board to make a determination. The by-law change that AFSCME proposes would not simply regulate the manner in which the CA board might review and approve or disapprove reimbursement of proxy-solicitation expenses; rather, the by-law would wholly eliminate the board's discretion to consider and determine whether it was in the best interests of the Company and the stockholders to reimburse such expenses in any particular case. The cases cited by AFSCME and its counsel do not contradict the fundamental point made in the RLF opinion and my letter of April 18, namely, that a by-law adopted by stockholders without board approval and without authorization in the certificate of incorporation may not eliminate the board's discretion concerning the use of corporate funds to pay proxy-solicitation expenses.

The AFSCME letter, and its supporting opinion, also place great weight on the fact that Delaware corporations can be compelled under their by-laws to advance legal fees to directors and officers, but this is not relevant to our issue. Advancement of legal fees for directors and officers is expressly authorized by Section 145(e) of the DGCL, while there is no statutory mandate for reimbursement of proxy-solicitation expenses. Thus, the reference to advancement of legal fees provides no support for AFSCME's argument that by-laws may also compel reimbursement of proxy-solicitation expenses without board approval. If anything, it suggests the opposite: absent express statutory authority, a by-law compelling expense reimbursement needs to be authorized by the board or in the certificate of incorporation.

* * * * * * * * * *

If you have any questions about CA's request for relief, please do not hesitate to contact me at 212-558-3882.

Very truly yours,



David B. Harms

cc: Kenneth V. Handal
Executive Vice President and Corporate Secretary
CA, Inc.

Charles Jurgonis
Secretary
AFSCME Employees Pension Plan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 27, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CA, Inc.
Incoming letter dated April 18, 2008

The proposal would amend the bylaws to provide procedures for reimbursement of reasonable expenses incurred by a stockholder or group of stockholders in a contested election of directors in specified circumstances.

We are unable to concur in your view that CA may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that CA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CA may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that CA may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Under Section 11(8) of Article IV of the Delaware Constitution, the Delaware Supreme Court may hear and determine questions of law certified to it by the Commission. To help us determine whether you have satisfied your burden of demonstrating that CA may exclude the proposal under rule 14a-8(i)(1) or under rule 14a-8(i)(2), at our request, the Commission has certified the state law questions raised by your letter under rule 14a-8(i)(1) and rule 14a-8(i)(2) to the Delaware Supreme Court, specifically, (1) whether the proposal is a proper subject for action by shareholders as a matter of Delaware law, and (2) whether the proposal, if adopted, would cause CA to violate any Delaware law to which it is subject.

We will promptly notify you of any determination by the Delaware Supreme Court.

Sincerely,



Thomas J. Kim
Chief Counsel & Associate Director

END